

June 10, 2014

Via Facsimile
Mac McConnell
Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

> **Re:** **DXP Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 12, 2014**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 3

1.   In future filings, please disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. See Item 101(c)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

Results of Operations, page 17

2.   In future Exchange Act filings, please enhance your discussion of the changes in various
        line items period-over-period for each of your segments. Please ensure that your analysis
        provides a discussion of the reasons for the changes in line items and quantifies the
        incremental impact of such reasons, as practicable. For example, in the discussion of
        your Services Center Segment on page 17, you note that organic sales decreased as a
        result of decreased sales to manufacturers of oil field equipment, but you do not quantify
        the impact or explain the reason for the decrease. Further, you state that gross profit
        increased "primarily due to changes in product mix," but you do not explain how product
        mix changed or the reasons for such change. These are just examples. Please also discuss
        whether you believe these factors are the result of a trend and, if so, whether you expect it
        to continue and how it may impact revenues, income from continuing operations, your
        planned acquisitions and your available liquidity. See Item 303 of Regulation S-K and
        SEC Release No. 33-8350.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

Results of Operations, page 14

3.   In future filings, please ensure that your Management's Discussion and Analysis includes
        a discussion of the known trends and uncertainties that have had or that you reasonably
        expect to have a material impact on net sales or revenues or income from continuing
        operations. For example, we note that in your earnings call for the first quarter of 2014,
        you discuss the unfavorable impact of both the Natpro and B27 acquisitions on first
        quarter 2014 results and future results, however you do not discuss these acquisitions in
        the Form 10-Q. This is just one example. Please revise your disclosure accordingly in
        future Exchange Act reports.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Incentive Cash Bonuses, page 12

4.   In future filings, please include an illustrative example showing how you calculated the
        incentive cash bonuses for each of your named executive officers based on your financial
        performance for that year.

Please also disclose how you determine the maximum bonus amount for each of your named executive officers. Please show us supplementally what your disclosure will look like.

Equity-Based Compensation, page 13

5.   We note that Mr. Messersmith received a stock award of $2,944,200 in 2013, but this award is not discussed in the Compensation Discussion and Analysis. In future filings, please include a discussion of all equity-based awards made during the most recent fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Tracey Smith, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief